Form 6-K
No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of                          November                                          2004,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)
Date: November 30, 2004	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, Tuesday, November 30, 2004 Page 1 of 1

Dates for publication of financial reports from Electrolux in 2005

February 15

Consolidated results for 2004

April 20

Annual General Meeting and Interim report for the period January – March

July 19

Interim report for the period January – June

October 25

Interim report for the period January – September

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2003, Electrolux had sales of SEK 124 billion and 77,000 employees.

Further information
For further information, please contact Investor Relations at +46 8 738 60 03. Electrolux Press
Hotline is available at +46 8 657 65 07.